Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/11/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq Texas, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY 10036
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   850 King Farm Blvd., Rockville, MD 20850

26000208

4. Provide the applicant's business telephone and facsimile number:
   301-978-8400 (Telephone) ______ (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim (Name) Associate General Counsel (Title) 646-420-7816 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/13/2026 (b) State/Country of formation: Texas

   (c) Statute under which applicant was organized: Texas Business Organization Code

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/11/2026 (MM/DD/YY) Nasdaq Texas, LLC (Name of applicant)

By: [signature] Date: 2026.05.11 12:29:59 -04'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, The Nasdaq Stock Market LLC is making this filing without notarization

Nasdaq

151 West 42nd Street, NY 10036 USA | Nasdaq.com

May 11, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq Texas, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C, H, and J, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

EXHIBIT C

- **Nasdaq Italy Technology Italy SRL** – Change in address to Via Giovanni Battista Pirelli n. 38, 20124 Milan, Italy, effective April 21, 2026.
- **Sybenetix, Inc.** – Dissolved, effective as of April 16, 2026.
- **Nasdaq Canada, Inc.** – Change in address to 25 York Street, Floors 24 and 25, Toronto, ON, Canada M5J 2V5, effective April 27, 2026.
- **Nasdaq PHLX LLC** – Joe Cusick retired and resigned as Chief Regulatory Officer, and was replaced by Eun Ah Choi (effective May 1, 2026).
- **Nasdaq Clearing AB** – Christian Mittelberg was appointed as a Director
- Johan Mattsson replaced Lauri Rosendahl as Chairman of the following entities:
  - **Nasdaq Helsinki Ltd.**
  - **Nasdaq Copenhagen A/S**
  - **Nasdaq Iceland HF**
  - **Nasdaq Oslo ASA**
- Johan Mattsson replaced Lauri Rosendahl as Director of the following entity:
  - **Nasdaq Stockholm AB**
- **Nasdaq Investment Firm B.V.**
  - Change in address to Zuidplein 36 1077 XV, Amsterdam.
  - Jan-Willem Bode was removed as a non-executive director and Nikolaj Kosakewitsch was reappointed as a non-executive director and chairman.
  - Effective May 18, 2026, Christoper Demetrius and Astrid Evers will be added as executive Board members,

Exhibit H

Company Event Notification Form – Companies Listed on Nasdaq Texas

Record Id:

The user may elect to complete this online form all at once or in stages, entering and updating information over a period of time. The program will permit users to update the form and upload additional documents as long as the Form Status is "Open" (i.e., pending review by Nasdaq Texas Staff).

Questions concerning this form should be directed to Corporate Data Operations at 1 877 308 0523.

GENERAL COMPANY INFORMATION

Company Name

Contacts

Please provide information for both a primary and an alternative contact for the purpose of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Additional Contact *
Contact Name *	Contact Name *
Firm Name	Firm Name
Phone *	Phone *
Email *	Email *
☐ Primary Contact *	☐

Type of Change

The information required by the Exchange varies depending on the type of event being reported.

Is the Company reporting a change on this form in conjunction with a Listing Application for a Company Conducting a Business Combination that Results in a Change of Control?* ○ Yes ○ No

Multiple events may be reported in one form provided that the effective date for these changes is the same. With this in mind, select all events that apply:

☑ Section 1. Change in Company Name

A new Listing Agreement reflecting the company's NEW name must also be completed when submitting a name change. This form can be completed using the button at the top of this page.

	Current	New *
Company Name		

☑ Section 2. Change in Trading Symbol, CUSIP, Security Type and/or Par Value

☑ **Change in Trading Symbol**

If a symbol reservation request has not already been submitted, Nasdaq Texas recommends that a user complete a Symbol Reservation Request **prior to submission of this form.**

☑ **Change in Security Type and/or Par Value**

☑ **Change in CUSIP**

☑ **Change in Underlying Index/Portfolio/Reference Asset**

	Current	New
Issue #1- Name		
Symbol		
CUSIP		
Security Type		
Par Value		
Par Value Currency		

☑ Section 3. Change in Place of Incorporation or Organization

Current	New *
State	State

Country *

Country *

Has the Company filed new articles of incorporation with the applicable state or country regulatory body? * ◯ Yes ◯ No

Name of Regulatory Body

Filing Date

☑ Section 4. Reverse Split

The form and all supporting documentation must be received by 12:00 ET ten calendar days prior to the proposed market effective date.

Please refer to Nasdaq Rule 5250(e)(7) regarding requirements for effecting a reverse split.

A Company conducting a reverse split is required to notify Nasdaq Texas of the reverse split no later than 12 p.m. ET at least ten (10) calendar days prior to the proposed market effective date of the split, in accordance with Rule 5250(e)(7). The Company is also required to provide Nasdaq Texas with a copy of their draft public disclosure within the same time frame. Further, the Company must provide, in accordance with Rule 5250(b)(4), public disclosure of the reverse split no later than 12 p.m. ET at least two (2) business days prior to the proposed market effective date of the reverse split, and notice of such disclosure to Nasdaq Texas' MarketWatch Department, at least 10 minutes prior to public announcement if the public release of the material information is made between 7:00 a.m. to 8:00 p.m. ET. If the public release of this information is made outside the hours of 7:00 a.m. to 8:00 p.m. ET, the company must notify MarketWatch of the material information prior to 6:50 a.m. ET. The prior notice of this disclosure must be made to the MarketWatch Department through the electronic disclosure submission system available at www.nasdaq.net, except in emergency situations, as described in IM-5250-1, when notification may instead be provided by telephone or facsimile. Nasdaq Texas will not process the reverse split until the above requirements have been satisfied, and will halt trading in the security of any issuer that effects a reverse split without meeting the requirements set forth in Rules 5250(b)(4) and (e)(7).

Please note if the reverse split is being effected in conjunction with a business combination and is contingent upon Listing Qualification approval of the application for that transaction, the form cannot be submitted until Listing Qualification approval has been obtained.

NOTE: A new CUSIP number is required for a reverse split. The new CUSIP number must be made eligible at The Depository Trust Company (DTC). The issuer's transfer agent should reach out to DTC directly to ensure this is secured in a timely manner prior to the anticipated effective date. Evidence of eligibility confirmation from DTC must be uploaded with submission of this form. Please consult with DTC directly (mandatoryreorgannouncements@dtcc.com) regarding timing of eligibility to ensure confirmation can be provided in advance of the market effective date and submitted no later than 12:00 p.m. ET at least ten (10) calendar days prior to the proposed market effective date, as outlined in the rule.

Under Nasdaq Rules 4120(a)(14) and 4753(b), Nasdaq Texas will halt trading at approximately 7:50 p.m. ET on the day immediately before the market effective date of a reverse stock split, and generally will re-open the security for trading at approximately 9:00 a.m. ET on the effective day of a reverse split.

Issue Symbol *

Issue Description *

Current CUSIP *

New CUSIP *

Is Board Approval Required to Effect this Reverse Split? * ◯ Yes ◯ No

Date of Board Approval *

Is Shareholder Approval Required to Effect this Reverse Split? * ◯ Yes ◯ No

Date Shareholder approval was obtained

Definitive Split Ratio Approved by Board/Shareholders * 1-for-

Method of Settling Fractional Shares *

Date DTC Made New CUSIP Eligible *

Current Shares Outstanding (TSO) *

Post Split Shares Outstanding (TSO) *

Current Par value *

Is there a Par Value change associated with this Reverse Split? * ◯ Yes ◯ No

Post split Par Value *

Post Split Insider Holding Amount *

Post Split number of publicly held shares *

Does the Reverse Split impact any other related securities that are publicly traded? * ◯ Yes ◯ No

Transfer Agent Contacts:

Firm Name *

Contact Name/Title *

Phone *

Email *

Explain any conditions that must be met for the reverse split to be effective

What is required to be filed to complete the split (amendment to articles of incorporation, etc)?

When will all legal filings be filed to effect the split ? Please note that time reflects EST. *

DATE *

TIME *
--:-- --

What is the expected market effective date of the Reverse Split (as of the opening of business)? *

DATE *

When will the final details of the reverse split be disclosed via a Regulation FD compliant method? Please note that time reflects EST. *

DATE *

TIME *
--:-- --

The following documents will need to be uploaded with the submission of this form:

Legal filings which will be filed to effect the reverse split (if applicable) (MS Word or PDF) *

No files attached

A copy of draft public disclosure (MS Word or PDF) *

No files attached

DTC email confirmation for new CUSIP (PDF only) *

No files attached

Section 5. Other Type of Substitution Listing Event

Describe the type of issuance/reason for change and the expected effective date *

Explain any conditions which must be met for the transaction(s) to become effective *

Specify the details pre and post transaction *

Are there any changes to the voting rights or equity participation rights associated with this transaction? * Yes No

Please contact Listing Qualifications at +1 877 536 2737 or +1 301 978 8008 to discuss this issue BEFORE submitting this form.

Section 6. Event Requiring an Updated Corporate Governance Certification or Listing Agreement

A new Certification Form or Listing Agreement can be completed using the buttons at the top of this page.

Briefly describe the reason for the update (e.g., ceased being a controlled company, no longer a foreign private issuer...

Section 7. Annual ETP Certification

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

Last Annual Certification Date

Annual Certification Due Date

Complete Certification for this Issue *

Is the fund a leveraged or inverse fund?

Confirm that the Trust has written liquidity risk policies and procedures regarding redemption risk in the event less than 85% of the Trust's assets are readily available to meet redemption requests.

Section 8. Quarterly ETP Data Uploads

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

☑ Section 9: Annual Certification for Exchange Traded Fund Shares

Issue #1 - Name

Symbol

CUSIP

Security Type

Fiscal Year End Date

Last Annual Certification Date

Annual Certification Due Date

Complete Certification for this Issue *	☐

Comments

Please provide any explanatory comments that may help Staff process this form.

ACTION-SPECIFIC INFORMATION

Please provide the following dates, as applicable.

Marketplace Effective Date

Date all legal filings were or are anticipated t...

Date of approval for the action(s) by the Boar...

Date of approval for the action(s) by sharehol...

Anticipated date of closing

Effective date of charter amendment

Annual Certification *

☐ By selecting this box, I hereby certify that for the fiscal year ended that the company has discovered no instances of material non-compliance with the description of the fund's portfolio and limitations on fund portfolio holdings described in the fund's 19b-4 application, other than those instances for which the fund has (a) previously notified Nasdaq Texas and/or (b) regained compliance within the applicable cure or compliance period.

Annual Certification *

☐ By selecting this box, I hereby certify that as of the fiscal year end above, each Fund included in this form (as indicated by the checking of the "Complete Certification for this Issue" box) complies with the conditions of Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") and has discovered no instances of material non-compliance with the conditions of Rule 6c-11, other than those instances for which each fund has (a) previously notified Nasdaq Texas and/or (b) regained compliance within the applicable cure or compliance period.

Upload Component Template

Component List Provided as of *

*

Download Component Template

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Corporate Governance Certification

Record Id:

GENERAL COMPANY INFORMATION

Company Name *

Symbol

Please provide your contact information for this form.

Name *

Title/Firm

Phone *

Email *

CERTIFICATIONS

Upon the Company's listing on Nasdaq Texas, the Company must comply with Nasdaq Texas' requirements relating to audit committees, the director nominations process, the compensation of officers, board composition, executive sessions, quorum and code of conduct. By completing this form, you are certifying your company's compliance with, or exemption from, these requirements.

In addition, Nasdaq Texas' listing rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company, Controlled Company or a Foreign Private Issuer may need to submit a new certification if that status changes.

1. Audit Committee Composition - Rule 5605(c)(2)(A) *

- [ ] I hereby certify that the Company has, and will continue to have, an Audit Committee of at least three members, comprised solely of directors each of whom: (1) meets Nasdaq Texas' definition of independence contained in Rule 5605(a)(2) (subject to the exception provided in Rule 5605(c)(2)(B) and the cure period provided in Rule 5605(c)(4)); (2) meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 5605(c)(4)); (3) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (4) is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, as required by Rule 5605(c)(2).

  In addition, I hereby certify that the Company has, and will continue to have, at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B))** : I hereby certify that the Company has, and will continue to have, an Audit Committee that meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 5605(c)(4).

- [ ] **For Cooperatives Only:** I hereby certify that the Company has, and will continue to have, an Audit Committee that meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 5605(c)(4).

- [ ] **For Companies with Exceptional and Limited Circumstances Only:** I hereby certify that the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Rule 5605(c)(2)(B) and Section 10A(m)(3) under the Act, where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the company and its shareholders to do so.

- [ ] **For Initial Public Offerings, Spin-offs, or Companies Transferring from Another Market Only:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(b) for the Audit Committee Composition requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws. A company checking this box must still have an audit committee that satisfies Rule 5605(c)(3) and ensure that such audit committee members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).

2. Audit Committee Charter - Rule 5605(c)(1) *

- ☐ I hereby certify that the Company has adopted a formal written Audit Committee charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.
- ☐ **For Foreign Private Issuers Only:** practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- ☐ **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- ☐ **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- ☐ **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

3. Independent Director Oversight of Director Nominations - Rule 5605(e)(1) *

- ☐ I hereby certify that the Company complies with Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors.
- ☐ I hereby certify that the Company complies with Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having director nominees selected or recommended by a majority of its independent directors meeting in executive session.
- ☐ **For Companies with Exceptional and Limited Circumstances Only:** I hereby certify that the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the company and its shareholders to do so.
- ☐ **For Initial Public Offerings, Spin-offs, and Companies Emerging from Bankruptcy or Transferring from Another Market Only:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(b) for the Director Nominations Process requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.
- ☐ **For Companies that in the Last Year Ceased to be a Controlled Company:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(c) for the nominating committee composition requirement.
- ☐ **For Controlled Companies Only:** I hereby certify that the Company is exempt from this requirement as a Controlled Company.
- ☐ **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

- [ ] **For Companies with Pre-Existing Agreements Only:** I hereby certify that the Company is subject to a binding obligation that was in effect prior to November 4, 2003 that requires a director nomination structure inconsistent with Rule 5605(e)(1). Pursuant to Rule 5605(e)(5), such a company is not required to comply with the nomination requirements.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1)
- [ ] **For Cooperatives Only:** I hereby certify that the Company is exempt from this requirement as a cooperative.
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

4. Nominations Committee Charter or Board Resolution - Rule 5605(e)(2) *

- [ ] I hereby certify that the Company complies with Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.
- [ ] **For Controlled Companies Only** I hereby certify that the Company is exempt from this requirement as a Controlled Company.
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Companies with Pre-Existing Agreements Only:** I hereby certify that the Company is subject to a binding obligation that was in effect prior to November 4, 2003 that requires a director nomination structure inconsistent with Rule 5605(e)(1). Pursuant to Rule 5605(e)(5), such a company is not required to comply with the nomination requirements.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- [ ] **For Cooperatives Only :** I hereby certify that the Company is exempt from this requirement as a cooperative.
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

5A. Compensation Committee Charter – Rule 5605(d)(1) *

- ☐ I hereby certify that the Company has adopted a formal written compensation committee charter specifying the items enumerated in Rule 5605(d)(1), and that the compensation committee will review and reassess the adequacy of the charter on an annual basis.
- ☐ **For Smaller Reporting Companies Only:** I hereby certify that the Company is a Smaller Reporting Company and has adopted a formal written compensation committee charter or board resolution specifying the items enumerated in Rule 5605(d)(1)(A)-(C).
- ☐ **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- ☐ **For Controlled Companies Only:** I hereby certify that the Company is exempt from this requirement as a Controlled Company.
- ☐ **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- ☐ **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.
- ☐ **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- ☐ **For Cooperatives Only:** I hereby certify that the Company is exempt from this requirement as a cooperative.
- ☐ **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

5B. Compensation Committee Composition – Rule 5605(d)(2) *

- ☐ I hereby certify that the Company has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 5605(a)(2). In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

  (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

  (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

- ☐ **For Smaller Reporting Companies:** I hereby certify that the Company is a Smaller Reporting Company and has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 5605(a)(2).

- [ ] **For Companies with Exceptional and Limited Circumstances Only (including Smaller Reporting Companies):** I hereby certify that the Company has a compensation committee comprised of at least three members and is relying on the exception in Rule 5605(d)(2)(B) for one director where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its Shareholders to do so.
- [ ] **For Companies that in the Last Year Completed an Initial Public Offering or Spin-Off, Emerged from Bankruptcy, Transferred from Another Market or Ceased to be a Smaller Reporting Company:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(b) for the compensation committee composition requirement.
- [ ] **For Companies that in the Last Year Ceased to be a Controlled Company:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(c) for the compensation committee composition requirement.
- [ ] **For Controlled Companies Only:** I hereby certify that the Company is exempt from this requirement as a Controlled Company.
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- [ ] **For Cooperatives Only:** I hereby certify that the Company is exempt from this requirement as a cooperative.
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

5C. Compensation Recovery Policy

- [ ] I hereby certify that the Company:

(i) has adopted a compensation recovery policy as required by Rule 5608;

(ii) will comply with its recovery policy for all incentive-based compensation received by executive officers; and

(iii) will provide the disclosures required by Rule 5608 and in the applicable Commission filings.

6. Independent Directors - Rule 5605(b)(1) *

- [ ] I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 5605(b)(1).

- [ ] **For Initial Public Offerings, Spin-offs, and Companies Emerging from Bankruptcy or Transferring from Another Market Only:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(b) for the Majority Independent Director requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.
- [ ] **For Companies that in the Last Year Ceased to be a Controlled Company:** I hereby certify that the Company is utilizing the phase-in provisions of Rule 5615(c) for the Majority Independent Board requirement.
- [ ] **For Controlled Companies Only:** I hereby certify that the Company is exempt from this requirement as a Controlled Company.
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the investment company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- [ ] **For Cooperatives Only:** I hereby certify that the Company is exempt from this requirement as a cooperative.
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

7. Executive Sessions - Rule 5605(b)(2) *

- [ ] I hereby certify that the Company will have regularly scheduled meetings at which only independent directors present (“executive sessions”), as required by Rule 5605(b)(2).
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the investment company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).

- [ ] **For Cooperatives Only:** I hereby certify that the Company is exempt from this requirement as a cooperative.
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

8. Quorum - Rule 5620(c) *

- [ ] I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 5620(c).
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership but that in the event that a meeting of limited partners is required the quorum for such meeting shall not be less than 33-1/3 percent of the limited partnership interests outstanding.

9. Code of Conduct - Rule 5610 *

- [ ] I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 5610.
- [ ] **For Foreign Private Issuers Only:** I hereby certify that the Company is following home country practices in lieu of this requirement and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.
- [ ] **For Limited Partnerships Only:** I hereby certify that the Company is exempt from this requirement as a limited partnership.
- [ ] **For Management Investment Companies Only:** I hereby certify that the Company is exempt from this requirement as a management investment company registered under the investment company Act of 1940.
- [ ] **For Asset Backed or Other Passive Issuers Only:** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(1).
- [ ] **Issuers whose only securities listed on Nasdaq Texas are non-voting preferred securities, debt securities or Derivative Securities (as defined in Listing Rule 5615(a)(6)(B)):** I hereby certify that the Company is exempt from this requirement pursuant to Rule 5615(a)(6).

10. DRS Eligibility Requirement - Rule 5255 *

- [ ] I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, as required by Rule 5210 and Rule 5255.
- [ ] **For Foreign Issuers Only:** I hereby certify that the Company is a foreign issuer, as defined under Rule 3b-4 under the Securities Exchange Act of 1934, and has provided Nasdaq Texas with a written statement from an independent counsel in the Company's home country certifying that a law or regulation in the Company’s home country prohibits compliance with this requirement.

☐ **For Companies whose Securities are Book Entry Only:** I hereby certify that the Company is exempt from this requirement because the Company's securities are book entry only.

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Dividend/Distribution Form/Interest Payment Form – Companies Listed on Nasdaq Texas

Record Id:

The user may elect to complete this online form all at once or in stages, entering and updating information over a period of time. The program will permit users to update this information through the Listing Center as long as the form is pending review by Nasdaq Texas Staff.

Questions concerning this form should be directed to Corporate Data Operations at +1 877 308 0523.

Electronic Disclosure System

When the company is ready to submit public disclosure materials to Nasdaq Texas MarketWatch in connection with this distribution, select the button above to open a new tab linking you directly to our Electronic Disclosure System.

GENERAL COMPANY INFORMATION

Company Name

Contacts

Please provide information for both a primary and an alternative contact for the purpose of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Additional Contact *
Name *	Name *
Title/Firm	Title/Firm
Phone *	Phone *
Email *	Email *
☐ Primary Contact *	☐

Security Information

Issue Name

Issue Symbol

Issue Type

Sub Issue Type

CUSIP

TYPE OF DISTRIBUTION

- [x] Cash dividend/distribution
- [x] Non-cash dividend/distribution
- [x] Interest Payment

CASH DIVIDEND/DISTRIBUTION

Do you have more than one dividend to report with the same record date? * ○ Yes ○ No

Declaration Date

Record Date *

Distribution Date

$ Gross Amount of Cash Per Share

Currency

(Document Upload Required)

Public Disclosure Date *

Is the distribution a "Qualified Dividend' as defined under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003?

Payment Frequency

If this dividend is classified as "special" or "other", please explain. Please note if a dividend is marked as special the company's public disclosure should indicate this fact. Provide any pending conditions which must be met for this distribution to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this dividend.

NON-CASH DIVIDEND/DISTRIBUTION

Stock Dividend/Forward Stock Split

Declaration Date

Record Date

Distribution Date

(Document Upload Required)

Public Disclosure Date

Stock/Ratio/Split Per Shares

Is the distribution a "Qualified Dividend' as defined under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003?

Pre-split total shares outstanding (excluding treasury stock)

Post-split total shares outstanding (maximum)

Does split result in a change of par value?

$ Current Par Value

$ New Par Value

Method of settling fractional shares (e.g., cash-in-lieu, dropping, rounding up, rounding down)

Explain any pending conditions which must be met for the transaction to become effective.

Spin-off

Declaration Date

Record Date

Distribution Date

(Document Upload Required)

Public Disclosure Date

What is the name of the entity being distributed (spin-off company)?

How many shares of the "spin-co" will be issued for each share of the parent company held?

Will the spin-off company be publicly traded and/or listed?

Indicate on which listing or trading venue?

What is the expected effective date of the registration statement for the spin-off company?

What is the expected value of the spin-off company on a per share basis?

Enter any comments below that may help Nasdaq Texas process this request.

Rights Offering

Record Date

Distribution Date

SEC Effective Date

Expiration Date

(Document Upload Required)

Public Disclosure Date

Transferable?

Maximum number of underlying shares to be issued upon exercise of the rights

Is this a dilution protection/shareholder rights plan (i.e., poison pill)?

How many rights are being distributed on a per share basis?

What does each right entitle the holder to purchase and at what subscription price? Also, provide any other pertinent information about this dividend.

INTEREST PAYMENT

Declaration Date

Record Date *

Distribution Date

$ Interest Payment Per Unit

Currency

Interest Payment is

If this interest payment is classified as "special" or "other", please explain. Provide any pending conditions which must be met for this payment to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this payment.

ATTACH SUPPORTING DOCUMENTS

Supporting Documents

To facilitate the review process, please attach any supporting documents electronically. Documents should be provided using one of the following formats: MS Word or PDF.

Uploading documents is easy:

Select documents using the “Browse” button. To attach multiple documents, hold CTRL key while making the selection.
Documents should be provided using one of the following formats: MS Word or PDF.
Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Hearing Request Form – Companies Listed on Nasdaq Texas

Record Id:

The company should use this form to make both its original hearing request and provide any additional documentation related to this matter, including company submissions, updates to the Hearing Panel or extension requests.

Questions concerning this form should be directed to the Hearings Department at +1 202 912 3160 or via email at hearings@nasdaq.com.

GENERAL COMPANY INFORMATION

Company Name *

Address of Principal Executive Offices *

Address Line 2

Address Line 3

City *

State

Province

Zip/Postal Code

Country *

Current Company Status *

Central Index Key (CIK) Code

Please provide any explanatory comments that may help Staff process this form.

Primary Contact

The person listed below will serve as the primary point of contact for this hearing. Nasdaq Texas also recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

Contact Type *

☐ Use same address as listed above

Name *

Title/Firm *

Address *

Address 2

Address 3

City *

State

Province

Postal/Zip Code

Country *

Phone *

Email *

ATTACH SUPPORTING DOCUMENTS AND FEE PAYMENT INFORMATION

To facilitate the review process, please attach any supporting documents electronically, including confirmation of payment. The Listing Center will allow you to attach documents and submit them to Nasdaq Texas at any time during the review process. Documents should be provided using one of the following formats: PDF (Preferred), and MS Word.

Click the "Browse" button below to upload documents from your computer.

No files attached

Fee Payment Information

Listing Rule 5815(a) requires the issuer to submit a fee of $20,000 to cover the costs of the hearing. The fee is non-refundable and due at the time the request is made.

Fees may be paid by wire transfer. Please follow these instructions for wire transfer payments. Nasdaq Texas is not responsible for costs associated with the wire transfer of hearing fees. Please be sure to include a sufficient amount to cover any applicable bank fees and do not indicate that the beneficiary will pay costs.

Please provide the following information, as applicable:

Hearing Request Type *
Oral

Remitter Name (if different than name of the compa...

Wire Confirmation Number *

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Agreement

Record Id:

GENERAL COMPANY INFORMATION

Company Name *

Symbol

Please provide your contact information for this form.

Name *

Title/Firm

Phone *

Email *

LISTING AGREEMENT

("Company"), in consideration for the listing of its securities on Nasdaq Texas, hereby agrees with Nasdaq Texas, LLC (collectively, with its affiliates, "Nasdaq Texas") that:

1. Company certifies that it understands and agrees to comply with all Nasdaq Texas™ rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify Nasdaq Texas in writing of any corporate action or other event which will cause Company to cease to be in compliance with Nasdaq Texas listing requirements.
3. Company understands that Nasdaq Texas may remove its securities from Nasdaq Texas, LLC, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Nasdaq Texas rules has been granted by Nasdaq Texas, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company agrees to hold harmless and indemnify Nasdaq Texas (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of Nasdaq Texas' use of Company's trading symbol, corporate logos, Web site address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.

Nasdaq Texas Warranties-Disclaimers of Warranties.

For any goods or services provided to Company, Nasdaq Texas shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability.

1. In no event will Nasdaq Texas be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if Nasdaq Texas has been advised of the possibility of such damages. If Nasdaq Texas is, for any reason, held liable for any of the above, the liability of Nasdaq Texas is limited:

    a. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and
    b. in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.
2. Notwithstanding the foregoing, Nasdaq Texas shall not be relieved from liability for damages that result from Nasdaq Texas' gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
3. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
4. Under no circumstances shall Nasdaq Texas have any liability for any third party's goods and/or services.
5. Company and Nasdaq Texas agree that these terms reflect a reasonable allocation of risk and limitation of liability.
6. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify of any material changes. I understand that the Company has a continuing duty to update whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Application – For Companies Seeking Nasdaq Texas Dual Listing

Record Id:

GENERAL COMPANY INFORMATION

Company Name *

Address of Principal Executive Offices *

Address Line 2

City/Province *

State

Zip/Postal Code

Country *

Phone *

Website

State of Incorporation

Country of Incorporation *

Date of Incorporation *

Operations Start Date

SEC File Number

Central Index Key (CIK) Code *

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

Is this company a SPAC? * ◯ Yes ◯ No

Company Description *

Application Contacts

Please provide at least one contact for the purposes of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Outside Legal Counsel	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name	Contact Name
Firm Name	Firm Name	Firm Name
Phone *	Phone	Phone
Email *	Email	Email

Address *

Address Line 2

City/Province *

State

Postal/Zip Code *

Country *

☐ Primary Contact * ☐ ☐

Nasdaq Texas will conduct all communications with respect to the applicant with the designated primary contact.

Billing Information

Name *

Title/Firm

Phone *

Email *

☑ Invoices will be sent electronically UNLESS you check this box.

Billing Address

☐ Use address of principal executive offices listed above for billing.

Address *

Address 2

City *

State

Province

Postal/Zip Code

Country *

ISSUE-SPECIFIC INFORMATION

Issue-Specific Information

In order for the application to properly store any of the issue information entered in this section, you must enter either a valid cusip number or a reserved symbol below. For corporate bonds, you must enter either a valid CUSIP number or a valid ISIN number.

Primary Issue

Current Trading Symbol *

Current Market *

Issue Type *

Issue Class

CUSIP *

Par Value

Par Value Currency

Roundlot Shareholders

As of Date

Beneficial Shareholders

As of Date

Number of Votes per Share

Unit Components

Timing of Unit Separation

Reserved Trading Symbol *

Is the Security Book Entry Only

Are any of the above securities considered to be a Tracking Stock as defined in Rule 5222 ?

For American Depositary Shares (ADS):

List the name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: ○ Yes ○ No

Provide the ratio of Underlying Shares :

BOARD MEMBER INFORMATION

Provide each board member's name (first and last), committee assignments and indicate whether each director member is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Number of Directors on Board: 0	Number of Independent Directors on Board: 0
Number of Directors on Audit Committee: 0	Number of Independent Directors on Audit Committee: 0

REGULATORY PROCEEDINGS/LITIGATION

1. Provide a detailed description of any ongoing, undisclosed investigation involving either the Company or any of its executive officers or directors being conducted by the SEC, FINRA, the CFTC, the Department of Justice or any other federal or state criminal authority.

The fact that an applicant may meet Nasdaq Texas' numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Nasdaq Texas Listing Rules, Nasdaq Texas reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq Texas will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq Texas will require prior to approval for your specific application type. Required documentation must be provided prior to approval, but is not required at the time of original submission.

If the company has submitted a confidential draft registration statement to the SEC in connection with its proposed initial public offering, please attach the most recent copy of this draft registration statement and all related SEC correspondence.

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the application review process.

Click the icon to upload. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: MS Word, MS Excel or PDF.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Listing Of Additional Shares Notification Form – Companies Listed on Nasdaq Texas

Record Id:

The Listing Rules require a Company to notify Nasdaq Texas prior to issuing common stock, or a security convertible into common stock, in connection with:

- certain public offerings;
- the acquisition of the stock or assets of another Company;
- equity-based compensation of officers, directors, employees or consultants (other than an equity grant to induce an individual to accept employment, as permitted by the exception contained in Rule 5635(c)(4));
- a change of control;
- transactions other than public offerings; or
- a transaction that implicates Nasdaq's Voting Rights Rule. See Rules 5250(e)(2), 5635 and 5640.

Upon submission of this new form, Nasdaq Texas will promptly notify the company that the obligation to notify Nasdaq Texas is completed.

Please note that while submission of the form will satisfy your notification obligation under Rule 5250(e)(2), we may subsequently contact you as part of our existing process for reviewing SEC filings with questions or comments regarding the transaction's compliance with the Nasdaq Texas Listing Rules.

GENERAL INFORMATION

Company Name

Contacts

Please provide contacts for the purposes of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Outside Legal Counsel
Name *	Name
Title/Firm	Title/Firm
Phone *	Phone
Email *	Email
☐ Primary Contact *	☐

Foreign Private Issuer

FPI * ◯ Yes ◯ No

Security Information

CUSIP **Symbol**

Security Class and Description *	Pre-Transaction Total Shares Outstanding(TSO), excluding Treasury Shares *

As Reported on the Company's *

as of (mm/dd/yyyy) *

OTHER GENERAL INFORMATION

1. Provide a one paragraph description of the transaction below, including the use of proceeds (if applicable). Please do not attach a description as a separate document. *

*

Is there a shareholder that beneficially owns 5% or more of the company's oustanding shares before or after the transaction? * ◯ Yes ◯ No ◯ NA

Provide the name and percentage ownership of the largest shareholder (if greater than 5%) before and after the transaction, assuming the maximum number of shares is issued.

Largest shareholder's name	Before Transaction *	After Transaction *
% beneficial ownership as calculated pursuant to Section 13(d) of the Exchange Act	Before Transaction *	After Transaction *

Is this a change of control under Listing Rule 5635(b): * ◯ Yes ◯ No

Is any officer, director, employee, or consultant of the company participating in the transaction (including as a selling shareholder or through an affiliated entity)?

* ◯ Yes ◯ No

List the names, respective breakdowns of securities, and price paid in the transaction.

Provide the name of the placement agent or underwriter (if any) as well as any fees paid to them in common stock or securities convertible into common stock in the transaction.

Are there any contingencies that may result in the issuance of additional shares (such as earn-out payments, anti-dilution adjustments, price protection, reset, or other similar provision)? * ◯ Yes ◯ No

Is the maximum number of shares issuable under the contingency calculable? ◯ Yes ◯ No

Is the company obtaining Shareholder approval or limiting the maximum number of shares issuable (otherwise note this could be a Future Priced Security)? Refer to IM-5635-4, for a definition of future priced securities *

◯ Yes ◯ No

Please explain and reference the relevant sections containing the limitations on maximum issuance. *

Please provide the Maximum Shares Issuable. *

If applicable, please include the breakdown of all common stock or equivalents that can be issued as consideration, including any shares underlying each security that is convertible/exercisable into common stock and any shares assumed under equity compensation plans (inducement awards issued in accordance with 5635(c)(4) are excluded from this calculation), shares issued under new or amended equity compensation plans, and any shares issuable in connection with the transaction as a result of contingencies such as earn-out payments, anti-dilution adjustments, price protection, reset or similar provisions as reflected above.

2. Select the box(es) below that best describe the nature of the transaction. *

☐ Acquisition/Merger

Can any shares or convertible securities be issued to any party other than the target or its shareholders in connection with the transaction? * ◯ Yes ◯ No

Please explain: *

Is this a change of control resulting from a business combination under Listing Rule 5110(a)? * ◯ Yes ◯ No

Has the company submitted an initial listing application for the post-merger entity? * ◯ Yes ◯ No

Does any officer, director, or any shareholder that owns 5% or more of the company have a direct or indirect interest in the transaction (including a selling shareholder)?

* ◯ Yes ◯ No

List the name or the individual or entity and describe its direct and indirect interest in the target. *

Is there any equity financing(s) in connection with the acquisition, including to fund the cash portion of the consideration? * ◯ Yes ◯ No

Please also check and complete other appropriate transaction type(s) on this form

☐ Compensation Arrangements

Then choose all that apply:

☐ Adoption/Amendment to Equity Compensation Plan

☐ Dividend Reinvestment Plan

☐ Employee Savings, Stock Purchase or 401(k) Plan

☐ Inducement Grant Plan/Specific Inducement Grants

☐ Professional Services Agreement for which shareholder approval was not obtained

1) What's the name of the plan/plan amendment or descibe the equity compensation arrangement? *

2) If the plan/plan amendment or arrangement was not approved by shareholders, upon which exception to Listing Rule 5635(c) is the company relying? *

*

Has or will the compensation committee or majority of independent directors approved the grant? * ◯ Yes ◯ No

Enter the date of approval *

3) Has or will the company issue a press release announcing the grant(s)? * ◯ Yes ◯ No

Are the shares issued eligible to be registered on a Form S-8? See FAQ #211 for more information. * ◯ Yes ◯ No

If S8 eligible and shareholder approval is not being sought, please explain why shareholder approval under 5635(c) is not required. *

*

☐ Transaction other than a public offering, such as a Private Placement, 144A, Convertible Notes, Registered Direct Offering, or Exchange Offering.

Has the company done any capital raising transactions within the past 6 months? * ◯ Yes ◯ No

Provide a brief description of each transaction and note if a Listing of Additional Shares form was filed for each one. If so, provide IDs for the previously filed LAS forms if known. *

*

Nasdaq Texas may aggregate the shares issued in separate transactions for purposes of determining whether the threshold for shareholder approval has been triggered. See FAQ#283. Please address the aggregation factors from the FAQ in the comment box below or a separate document.

Are any proceeds from the private placement being used to fund the acquisition of the stock or assets of another company? * ◯ Yes ◯ No

Please explain

Please complete the acquisition section of this form if you have not done so already.

Will the sale price or conversion price be at least equal to the Minimum Price? The "Minimum Price" is the lower of the Nasdaq Texas Official Closing Price or the 5 day average Nasdaq Texas Official Closing Price (in each case immediately prior to signing the agreement). If the issuance includes common stock (or equivalent) and warrants, please see FAQ#279. The Nasdaq Texas Official Closing Price is available at: https://www.nasdaq.com/market-activity/quotes/historical-nocp * ◯ Yes ◯ No

If an officer, director, or another insider is partaking in the transaction, is the price per share of common stock equal to or greater than the consolidated closing bid price immediately preceding the time the company entered into the binding agreement to issue the securities? * ◯ Yes ◯ No

If the issuance is to an entity controlled by an officer, director, employee, or consultant of the listed company, will it be accounted for under Generally Accepted Accounting Principles as equity compensation or result in the disclosure of compensation under the applicable provisions of Regulation S-K?

* ◯ Yes ◯ No

If a security that is convertible into common stock is issued in the transaction, does it vote alongside the common such as on an "as converted basis?"

* ◯ Yes ◯ No

Do the transaction documents contain any limitations on voting rights? * ◯ Yes ◯ No

Reference the relevant section in the documents. *

In connection with the transaction, will any party receive board observation, nomination, or designation rights? * ◯ Yes ◯ No

Provide the duration of time these rights will be in place and the "step-down" threshold at which such nomination or designation rights will no longer continue. If applicable, please reference the sections of the documents describing such rights. *

*

☐ Transaction is a public offering under IM-5635-3, what is the type of underwriting agreement? (see FAQ 280 for pricing/acceptable discounts)

If this a firm commitment underwritten offering, is it common stock only? * ◯ Yes ◯ No

Describe the type of underwriting agreement. *

Is the company conducting an "at the market offering" (ATM) as defined in Rule 415 of the Securities Act? * ◯ Yes ◯ No

Can the agent sell more than 5% of the offering in privately negotiated transactions rather than directly on Nasdaq Texas? * ◯ Yes ◯ No

Please note that Staff may not deem this a public offering under IM-5635-3.

Is this a rights offering (including a poison pill)? ◯ Yes ◯ No

Is there a backstop or similar agreement to purchase unsold shares in the offering? If yes, please upload a draft of the agreement. * ◯ Yes ◯ No

Does any officer, director, employee, consultant, or shareholder who owns 5% or more of the company have a direct or indirect interest in the transaction other than participating in the rights offering on the same terms as all other participants? * ◯ Yes ◯ No

List these individuals and explain the interest they have in the transaction. *

☐ Other (select other if no other category is applicable to describe the transaction)

Please provide a detailed explanation of the transaction. *

TRANSACTION/AGREEMENT DATES

Date of board/comp committee approval *

Date or expected date of shareholder approval if applicable

Date and time of binding agreement

Time
--:-- --

Date or expected date of issuance *

SUPPORTING DOCUMENTS

Attach all definitive supporting documents or if filed with EDGAR, provide date of the filing and type.

Attach all supporting documents specific for each type of transaction (PDF or MS Word).

Click the "Browse" button below to upload documents from your computer.

Nature of Submission

Nature of Submission

Nature of Submission

Upload Files

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Rule Interpretation Request Form – Companies Listed on Nasdaq Texas

Record Id:

GENERAL COMPANY INFORMATION

Company Name *

Central Index Key (CIK) Code

Desired Response Date *

REQUESTOR INFORMATION

Please provide a contact for the purposes of processing this request.

First Name *

Last Name *

Title/Firm *

Address *

Address 2

Address 3

City *

State

Province

Postal/Zip Code

Country *

Phone *

Email *

ATTACH SUPPORTING DOCUMENTS

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.

Click the icon to upload.

To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**

No files attached

AFFIRMATION

User Id *

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Shares Outstanding Change Form – Companies Listed on Nasdaq Texas

Record Id:

GENERAL COMPANY INFORMATION

Company Name

Contacts

Please provide information for both a primary and an alternative contact for the purpose of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	**Additional Contact** *
Name *	Name *
Title/Firm	Title/Firm
Phone *	Phone *
Email *	Email *
☐ Primary Contact *	☐
Reason for Update *	

Please provide any additional information that may help staff process this form.

Security Information

Issue - 1

Issue Symbol

Issue Type

CUSIP

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on Nasdaq Texas. If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone

Email *

Email *

Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

- [x] Indicate Issue to list

Issue Type *

Issue Class

CUSIP

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Expected Date of Initial Trading *

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio

Expected date that the reverse stock split will be ...

New CUSIP number

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**

Number of Independent Directors on Board: **0**

Number of Directors on Audit Committee: **0**

Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq Texas will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq Texas will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "Nasdaq Texas, LLC".

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

Listing Center

Nasdaq

U.S. Share Certification for Non-U.S. Issuers – Companies Listed on Nasdaq Texas

Record Id:

As a non-U.S. company with ordinary or common shares or limited partnership listed on the Nasdaq Texas market, your company's annual fee is based on the number of shares issued and outstanding in the United States. In that regard, in order to facilitate proper billing, please complete the form below, providing us with the number of shares your company has issued and outstanding in the United States. This number will be used for the annual invoice that will be mailed to your company in January 2026.

If we do not receive a response from you by 12/31/2025, your invoice will be based on the total shares outstanding reported in your most recent periodic report, unless Nasdaq Texas has other, more recent, information.

GENERAL COMPANY INFORMATION

Company Name

Contacts

Please provide information for both a primary and an alternative contact for the purpose of processing this form. In addition, Nasdaq Texas recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.

**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	**Additional Contact** *
Name *	Name *
Title/Firm	Title/Firm
Phone *	Phone *
Email *	Email *
☐ Primary Contact *	☐

SECURITY INFORMATION

Issue - 1

Issue Symbol

CUSIP

Issue Type

Total Number of Shares Issued and Outstanding *

Number of Shares Issued and Outstanding in the U.S. *

As of Date *

AFFIRMATION

User Id

Name *

Title/Firm *

Phone *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq Texas of any material changes. I understand that the Company has a continuing duty to update Nasdaq Texas whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

EXHIBIT J

- **Nasdaq Texas, LLC** – Officer changes (effective May 1, 2026) including the following:
  - Tal Cohen resigned as President of Nasdaq Texas (*but he is staying on as CEO*)
  - The new President of Nasdaq Texas is Rachel Racz
  - Jeff Thomas was appointed Executive Vice President
  - Nelson Griggs was appointed Executive Vice Chair